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MARCH 31, 2017	Adam S. Lovell T. 202-508-4688 adam.lovell@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Samantha Brutlag

Re:	Ashmore Funds

File Nos. 333-169226; 811-22468

Dear Ms. Brutlag:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 41 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which you provided via telephone on March 27, 2017. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 10, 2017, in connection with the registration of Class T shares of the Trust and in connection with the modification of certain disclosures relating to Class A shares of the Trust. Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about April 10, 2017 pursuant to Rule 485(b) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust’s Registration Statement.

Prospectus

1.	Comment: Please provide the Trust’s response letter, along with completed fee tables and expense examples, to the Staff at least one week prior to effectiveness of the Amendment.

Response: The Trust is providing this response letter and the attached fee tables and expense examples more than a week prior to effectiveness.

2.	Comment: Please confirm supplementally that the contractual expense limitation agreement disclosed in the Registration Statement will remain in effect for at least one year following the effective date of the prospectus.

Response: The Trust confirms that the expense limitation agreement will be in place for at least one year from the effective date of the prospectus unless terminated earlier by the Funds’ Board of Trustees and has revised the Registration Statement accordingly.

3.	Comment: The Staff notes that page 133 of the prospectus currently states “In order for you to receive a Fund’s next determined NAV, the Fund or a financial intermediary authorized to receive orders on behalf of the Fund effective as of the time of their receipt (“Authorized Financial Intermediaries”) must receive your order before the NAV Calculation Time, and, in the case of a request furnished to an Authorized Financial Intermediary, the request must subsequently be communicated properly and timely to the Fund.” The Staff believes that such a requirement is not permitted, and that if a request is accepted by the intermediary before a Fund’s NAV is determined, then the requesting investor must receive shares of a Fund at the next-determined NAV, and that such an outcome cannot be conditioned upon the actions of the Authorized Financial Intermediary. The Staff requests that disclosure inconsistent with this concept be removed throughout the prospectus.

Response: The Trust respectfully submits that the language indicated above reflects the intended scope of the agency with financial intermediaries who may accept orders on behalf of the Trust and the practical consideration that the Trust cannot process orders that are not forwarded to it. The referenced disclosure is not intended, however, to mean that authorized agents or dealers may sell Fund shares at a price other than one based on the net determined NAV of such security after receipt of a tender of such security for redemption or of an order to purchase or sell such security. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

4.	Comment: Please confirm supplementally that Appendix A to the prospectus is intended to be part of the prospectus and not a separate document.

Response: Confirmed.

5.	Comment: Consider changing the title of Appendix A to the prospectus, and related cross-references, to include additional detail about the contents of Appendix A.

Response: In response to this comment, the Trust has revised the title of Appendix A to: “Appendix A – Intermediary-Specific Sales Waivers” and has updated cross-references in the prospectus accordingly.

6.	Comment: Please confirm that all intermediaries offering discounts are listed in Appendix A. The appendix must (1) identify each intermediary offering a sales charge waiver or discount and (2) provide sufficient information for an investor to determine which variation of the sales charge schedule applies to its investment.

Response: The Trust respectfully declines to make any changes in response to this comment. The Trust confirms that the information in Appendix A is accurate and believes that references in the prospectus to “certain intermediaries” are included as appropriate. The Trust notes that a particular investor’s financial intermediary may have its own policies, procedures, practices or information requirements for assessing if a client is eligible for a sales waiver. The Trust may not be aware of each intermediary’s internal policies, procedures, practices or informational requirements; accordingly, the Trust declines to modify the language of Appendix A.

7.	Comment: Please revise the language in “Appendix A—Broker-Defined Sales Charge Waiver Policies” to clarify that the entire sales load is waived for investors that purchase Fund shares and meet the conditions set forth in Appendix A.

Response: The Trust notes that the specific language included in Appendix A was requested by a financial intermediary, and the Trust considers that the disclosure is sufficiently clear with respect to the application of sales load waivers and discounts. Accordingly, the Trust respectfully declines to make the requested change.

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We believe that this submission responds to the Staff’s comments. Please feel free to call me at (202) 508-4688 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Adam S. Lovell
Adam S. Lovell

cc:	Paul Robinson, Ashmore Investment Management Limited

Brian Rowe, Ashmore Equities Investment Management (US) LLC

David C. Sullivan, Ropes & Gray LLP